Exhibit A

Risks of Investing

THE PURCHASE OF SAFES IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU WILL LOSE SOME OF ALL OF YOUR MONEY. THE PURCHASE OF SAFES IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING HE RISKS. SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

You Might Lose Some or All of Your Money: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guaranties you will get your money back. Buying a SAFE is not like that at all. The ability of the Company to convert your SAFE to equity and pay you back depends on many factors, including some beyond our control. Nobody guaranties that you will receive any payments and you might lose some or all of your money.

Risks from Covid-19: As a result of the COVID-19 pandemic, the world economy suffered the sharpest and most severe slowdown since the Great Depression. Although some segments of the economy have recovered, others have not. Moreover, the recovery has been fueled by enormous deficit spending by the Federal government and historic actions by the Federal Reserve to provide liquidity. The lingering effects of COVID-19 and enacted monetary policies will affect the economy in a number of ways, both positively and negatively. Neither we nor anyone else knows for certain what long-term effects the pandemic will have on this business, if any.

SAFEs Are Not Common Stock: Common stock represents an ownership stake in a company and entitles you to certain rights under state corporate law and federal securities law. SAFEs do not represent a current equity stake in the company in which you are investing. Instead, the terms of the SAFE have to be met for you to receive any shares in the company. A SAFE is an agreement to provide you a future equity stake based on the amount you invested if—and only if—a triggering event occurs, such as an additional round of financing or the sale of the company. There is no guarantee these events will occur—and if they do not, you can lose some or all of the money you invested.

A SAFE Conversion May Never Be Triggered: Despite the identified triggers for conversion of the SAFE, there may be scenarios where the triggers aren't activated and the SAFE is not converted, leaving you with nothing. For example, if a company in which you invested makes enough money that it never again needs to raise capital, and it's not acquired by another company, then the conversion of the SAFE may never be triggered. Refer to the SAFE for details on all triggering Events.

No Right to Vote: SAFEs do not represent a current equity stake in the company in which you are investing. Until a triggering event happens and the SAFE is converted into equity, you do not own any shares in the Company and are not entitled any voting rights. Even after a triggering event and the conversion of your SAFE into shares, you are still not guaranteed a right to vote if the converted shares do not come with voting rights as defined in the SAFE Agreement

Timeline and Priority of Repayment: SAFEs have no maturity date, so they can sit in a company's books conceivably forever without any mechanism requiring the company to do anything about them. If there is not a qualified financing, or a sale event, the last vestige for the SAFE investor is a company windup or liquidation, wherein the investor may receive up to their original investment back, and that's only if (a) the company has enough assets to liquidate, and (b) those assets are not eaten up by secured and even unsecured creditors. In the meantime, SAFE investors do not have any of the rights that shareholders would have, or any strong claim for breach of contract.

Risks of Restaurant Industry: The Restaurant and Hospitality Industry can be risky and unpredictable. For example, many experienced restaurateurs lost money during the Covid-19 Pandemic. Some of the risks of investing in restaurants include changing laws, including environmental laws; floods, fires, and other Acts of God, some of which can be uninsurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; international crises. In the event of a downturn in the real-estate market, the Company might be unable to pay the SAFEs.

Real Estate Is an Illiquid Investment: Real estate is much harder to sell than, say, a publicly-traded stock. As a result, our ability to sell any property that we purchase could be relatively limited.

Shortfall on Liquidation: If the Issuer is liquidated and dissolved, and its assets are sold, the proceeds of such sale may be insufficient to repay any indebtedness of the Issuer, in which case, you would not be entitled to any return of your investment.

No Ability to Share in Profits or Loss of the Company: Until a Triggering Event (which may never occur) you will have absolutely no rights whatsoever to any share of any dividends, profits, losses, credits, interests, or any other distributions whatsoever.

Property Value Could Decrease: The value of the stock of the Company and any real or personal property owned or purchased by the Company could decline, perhaps significantly. Factors that could cause the value of property to decline include, but are not limited to:

- Changes in interest rates
- Competition from new construction
- Changes in national or local economic conditions
- Changes in zoning
- Environmental Contamination or liabilities
- Changes in local market conditions
- Fires, floods, and other casualties
- Uninsured losses
- Undisclosed defects in property
- Incomplete or inaccurate due diligence

Costs of Collections: In the event of a default, Investors may add any collection costs, including reasonable attorneys' fees, to the balance of the SAFEs. However, there is no assurance that Investors will be able to collect the full amount.

Construction Risks: Our business plan may involve major renovations of property for a second location of the business. Construction carries its own risks, with delays and cost overruns all too common. There is no guaranty that we will be able to complete the renovations on time and on budget.

Uninsured Losses: The company will carry insurance against certain risks, but some risks cannot be insured at affordable premiums, and there is no assurance that the insurance we carry will be adequate. A significant uninsured loss could cause the project to fail.

No Market for the SAFEs; Limit on Transferability: There are at least four obstacles to selling or otherwise transferring your SAFE.

- There will be no public market for your SAFE, meaning you could have a hard time finding a buyer.
- Under the SAFE agreement, your SAFE may not be transferred without our consent, which we may withhold in our sole discretion.
- If we do consent to the sale of the SAFE, we have the first right of refusal to buy it. Our first right of refusal could make the SAFE more difficult to sell.
- By law, you may not sell your SAFE unless it is registered under applicable securities statutes or the transfer is eligible for exemption from registration.

Taking all of the above into account, you should plan to own your SAFE through its maturity.

Environmental Risks: In our intended expansion to new locations, we intend to conduct basic environmental studies. However, these studies do not guaranty that all environmental hazards will be discovered. Under Federal and State laws, moreover, a current or previous owner or operator of real estate may be required to remediate any hazardous conditions without regard to whether the owners knew about or caused the contamination. Similarly, the owner of real estate may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic, and could impair our ability to repay the SAFEs.

The Company Might Compromise SAFEs: The Company could compromise the SAFEs by avoiding triggering events that would cause the SAFEs to convert, which could delay, or even potentially prevent the SAFE holders from obtaining shares in the Stock of the Issuer.

The Company Might Become Bankrupt: If the Company files for bankruptcy protection, Investors could face significant delays and incur significant legal costs in enforcing the terms of the SAFEs. Ultimately Investors should recover at least a portion of the amount owed to them and could recover it all, depending on the value of the underlying collateral (*i.e.*, real estate, equipment, etc.). However, bankruptcy courts have broad powers to permit sale of a debtor's assets free of liens, to compel creditors to accepts amounts that are less than the balance due under the loan, and to permit the borrower to repay the loan over a term which may be substantially longer than the original term of the loan. All these factors may reduce the Company's recovery and ultimately the amount paid to Investors.

The Company Has No Credit Rating from Moody's or Standard & Poor's: Credit rating agencies, notably Moody's and Standard & Poor's, assign credit ratings to debt issuers. These ratings are intended to help investors gauge the ability of the issuer to repay the loan. The Company has not been rated by either

Moody's or Standard & Poor's. Consequently, investors have no objective measure by which to judge the creditworthiness of the Company.

Lack of Cash to Pay Tax Liability: We intend to treat the SAFEs as equity, however if such SAFEs are conclusively determined to be treated as debt by the Internal Revenue Service or similar authority, we shall treat all SAFEs as having "original issue discount" for Federal income tax purposes.

Conflicts of Interest: Conflicts of interest could arise between the Company and Investors.

Lack of Ongoing Information: While we will provide you with periodic statements concerning repayments with respect to the SAFEs, you will not receive the same information you would from a public company.

No Registration Under Securities Laws: Neither the Company nor the SAFEs will be registered with the Securities and Exchange Commission or the securities regulator of any State. Hence, neither the Company nor the SAFEs are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information: The SAFEs are being offered pursuant to Reg CF, which does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as public offering of securities. Although we have tried to provide all the information we believe is necessary for you to make an informed decision, and we are ready to answer any questions you might have, it is possible that you would make a different decision if you had more information.

No Independent Trustee: The Company has not appointed a bank or other institution to serve as the trustee of the Trust, or as the representative of Investors under the SAFE Indenture, although it might do so in the future. Instead, Investors will have the right to designate their own trustee and representative in the event of a default.

Breaches of Security: It is possible that our systems would be "hacked", leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

THE FOREGOING ARE NOTE NECESSARILY THE ONLY RISKS OF INVESTING.

PLEASE CONSULT WITH YOUR PROFESSIONAL ADVISORS.